04015025

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED MAR - 1 2004 WASH. D.C. 158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~47023~~ 50194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CFBD I, L.L.C.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
30 South Wacker Drive, Suite 2707
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Gordon (312-906-7366)
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *if individual, state last, first, middle name)*

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I Andy Hick, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition and supporting schedules pertaining to the firm of CFBD I, L.L.C. of December 31, 2003, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer.

Andrew K. Hick
Managing Principal, Compass Asset Management
General Partner

"OFFICIAL SEAL"
ELDA J. CASTILLO
Notary Public, State of Illinois
My Commission Exp. 06/01/2004

Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing page
(x) (b) Statement of Financial Condition
( ) (c) Statement of Operations
( ) (d) Statement of Cash Flows
( ) (e) Statement of Changes in Member's Equity
( ) (f) Statement of Changes in Subordinated Borrowings
Supplemental information:
( ) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
( ) (n) Independent Auditors' Supplementary Report on Internal Control

Statement of Financial Condition

CFBD I, L.L.C.

December 31, 2003
with Report of Independent Auditors

A claim of exemption under Regulation Section 4.7(a)(3) has been filed with the Commodity Futures Trading Commission for CFBD I, L.L.C.

CFBD I, L.L.C.

Statement of Financial Condition

December 31, 2003

Contents

Report of Independent Auditors....................1
Statement of Financial Condition....................2
Notes to Financial Statements....................3

Report of Independent Auditors

The Sole Member
CFBD I, L.L.C.

We have audited the accompanying statement of financial condition of CFBD I, L.L.C. (the Company) as of December 31, 2003. This financial statement is the responsibility of the management of the Company. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CFBD I, L.L.C. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Chicago, Illinois
February 13, 2004

CFBD I, L.L.C.

Statement of Financial Condition

December 31, 2003
(In Thousands)

Assets	
Cash and cash equivalents	$18,780
Due from clearing broker	2,514
Interest and dividends receivable	51
Total assets	$21,345
Liabilities and member's equity	
Withdrawal payable	$21,127
Due to affiliate	43
Interest and dividends payable	31
Other liabilities	144
Total liabilities	21,345
Member's equity	–
Total liabilities and member's equity	$21,345

See notes to statement of financial condition.

CFBD I, L.L.C.

Notes to Statement of Financial Condition

(In Thousands)

1. Organization

Nature of Operations

CFBD I, L.L.C. (the Company), a Delaware limited liability company, trades and invests in securities, primarily engaging in the trading of equity options and securities. The Company commenced operations on April 21, 1997. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company's sole member is CF Holdings I, L.L.C. (the Master Fund). The Master Fund is wholly owned by Compass I, L.P. and COS Ltd. (collectively, the Feeders). The general partner of the Feeders is Compass Asset Management, L.L.C. (the General Partner).

The operations and assets of the Company are managed by the General Partner, and the fees for these services are borne by the Master Fund.

As of December 31, 2003, the Company ceased operations and returned all equity to the Master Fund. All open trading positions were liquidated by December 31, 2003. The Company has considered the effects of liquidation accounting. Given the fact that the statement of financial condition is currently presented at fair value and the costs to settle assets and liabilities are considered immaterial, management of the Company has determined there is no material departure from accounting principles generally accepted in the United States. As of December 31, 2003, the Company filed Form BDW with the SEC and withdrew its registration as a broker-dealer.

2. Significant Accounting Policies

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States and is stated in United States dollars. The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Equity securities owned and equity securities sold, not yet purchased are valued at last sale. Equity options are valued at market value based on the mid point between the bid and ask on the date of valuation, on the highest trade volume exchange from the preceding month.

2. Significant Accounting Policies (continued)

Equity securities and equity options sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. There were no securities owned or securities sold, not yet purchased at December 31, 2003.

Cash and Cash Equivalents

Cash and cash equivalents include short-term investments with maturities of 90 days or less at time of purchase. Securities satisfying this definition, which are an integral part of the trading strategy, are excluded from cash equivalents.

Due From Clearing Broker

Receivables and payables relating to trades pending settlement are included in due from clearing broker in the statement of financial condition.

Interest and Dividend Income and Expense

Interest income and expense is recognized on an accrual basis. Dividend income and expense is recognized on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Income Taxes

Federal income taxes are not provided for by the Company because taxable income or loss of the Company is included in the income tax return of the sole member.

3. Related Party Transactions

The General Partner bears all overhead expenses of the Company. Overhead expenses include employee compensation, employee benefits, and office expenses. The Company bears all expenses attributable to the activities of the Company, including brokerage and transaction fees, market quotation services, and legal and accounting fees. At December 31, 2003, the Company owes the Master Fund $43 for expenses of the Company paid by the Master Fund.

4. Derivative Financial Instruments

The Company's trading activities expose the Company to market risk. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. All derivative instruments entered into by the Company are exchange-traded. For exchange-traded contracts, the clearing organization acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties. At December 31, 2003, the Company had no derivative financial instruments outstanding.

5. Agreement With Clearing Broker

The Company conducts business with one clearing broker. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to an agreement. The Company monitors the credit standing of this broker.

6. Net Capital Requirements

Prior to December 31, 2003, the Company was registered as a broker-dealer with the Securities and Exchange Commission and was subject to the SEC's net capital rule (Rule 15c3-1). The Company filed Form BDW notifying the SEC of its intent to withdraw its registration as a broker-dealer as of December 31, 2003, prior to filing its final net capital computation. The Company computed its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain minimum net capital equal to $250.

At December 31, 2003, due to the redemption of the sole member, the Company had a regulatory net capital deficit of $52.

7. Subsequent Events

The Company paid withdrawals of $21,127 to the Master Fund in January 2004.